N E W S R E L E A S E

April 19, 2016

Nevsun Intersects Further High Grade Mineralization at Asheli

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce new assay results from drilling at the Asheli prospect which is part of the ongoing 2016 Regional Exploration program at Bisha.

HIGHLIGHTS

  New drilling demonstrates continuity of Asheli mineralization
  New massive sulphide intersections at Asheli include:
    MX-068:  44.0m @ 1.97% Cu, 9.13% Zn, 0.36g/t Au, 32g/t Ag, including 20.0m @ 2.76% Cu, 11.04% Zn, 0.43g/t Au, 43g/t Ag
    MX-066:  22.2m @ 2.43% Cu, 9.98% Zn, 0.33g/t Au, 35g/t Ag, including 7.50m @ 2.20% Cu, 21.42% Zn, 0.30g/t Au, 37g/t Ag
    MX-065:  29.2m @ 2.10% Cu, 4.85% Zn, 0.46 g/t Au, 40 g/t Ag
    Drill intercepts are estimated to be approximately 70% of the true width
  Asheli mineralization open with further expansion potential possible
  Numerous additional untested targets along the over 4 kilometres long trend of similar stratigraphy

Nevsun CEO Cliff Davis commented, “We continue to have excellent results from our exploration programs at Bisha as demonstrated today by the assays reported from our drilling at Asheli.  Asheli is a new greenfield discovery that we made on our Mogoraib River Exploration License a year ago.  Attractive copper and zinc grades in massive sulphides continue to be intersected and the massive sulphide encountered in a recent hole is nearly twice as thick as our initial intercepts were. With over four kilometres of untested strike length with similar geology the potential for further discoveries on the Asheli trend looks very promising. Our exploration efforts continue to illustrate the high potential for the Bisha District to develop in a fashion similar to that of other large VMS camps worldwide”.

Asheli

The Asheli deposit was discovered by Bisha Mining Share Company (BMSC) in April 2015 (see June 18, 2015 Press Release).  The initial focus of exploration was a 700 metre long section of highly sericite and chlorite altered felsic volcanics with associated small, pod-shaped surface gossans within a five kilometre long horizon with similar geology.  Limited historical drilling (ASD prefixed holes) had intersected only narrow stringer style mineralization with minor chalcopyrite and sphalerite but no massive sulphides.

BMSC’s 2015 discovery hole MX-044 returned 8.30 metres of massive sulphide grading 1.44% Cu and 4.00% Zn.  Follow-up drilling in hole MX-052 confirmed the new discovery with 22.90 metres of massive sulphide grading 2.29% Cu and 4.50% Zn and additional massive sulphide mineralization was intersected in hole MX-056 (20.90 metres grading 1.26% Cu, 6.08% Zn).  Drilling was suspended in July for the rainy season in this part of Eritrea and to focus on other high priority targets elsewhere.

In April 2016, drilling resumed at Asheli with a goal of better defining the geometry of the massive sulphide deposit.  Holes MX-065 (29.2 metres grading 2.10% Cu, 4.85% Zn; see table below) and MX-066 (22.2 metres grading 2.43% Cu, 9.98% Zn) confirmed the thickness and continuity of the massive sulphide zone, in addition to the high grade nature of the mineralization.  Hole MX-068 targeted the projected down plunge extension of the mineralization approximately 100 metres below the known deposit.  This hole successfully intersected 44.0 metres of massive sulphide grading 1.97% Cu and 9.13% Zn.  Additional drilling is currently in progress to further extend this new thick zone of mineralization.

These new drill holes further highlight the prospectivity of the Asheli Trend to host high grade massive sulphide deposits.  With only about one kilometre of the favourable trend having been drill tested so far, further drilling on this trend is planned once the definition of the Asheli deposit has been completed.

Quality Assurance

A Quality Assurance/Quality Control program was part of the assaying program at Bisha.  This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. All samples were prepared and analyzed at Bisha’s on-site laboratory independently operated by SGS.

Mr. Robert Foy P.Geo., BMSC’s Exploration Manager, has been overseeing the drilling at Bisha and is a Qualified Person as defined by NI 43-101.  Mr. Foy has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

2016 Asheli Drilling Results

HOLE ID	From (m)	To (m)	Length (m)	Cu %	Zn %	Au g/t	Ag g/t
MX-064	No Significant Values
MX-065	274.50	280.50	6.00	2.34	1.05	0.51	29
MX-065	290.60	319.80	29.20	2.10	4.85	0.46	40
includes	290.60	301.10	10.50	2.74	5.24	0.46	60
and	301.10	319.80	18.70	1.74	4.63	0.46	29
also	294.55	300.50	5.95	3.82	2.96	0.54	65
also	301.10	303.50	2.40	0.96	16.54	0.46	36
also	317.10	319.40	2.30	3.27	7.59	0.60	41
MX-066	191.80	214.00	22.20	2.43	9.98	0.33	35
includes	191.80	195.00	3.20	2.84	5.01	0.39	37
and	195.00	202.50	7.50	2.20	21.42	0.30	37
and	202.50	214.00	11.50	2.46	3.90	0.35	34
also	206.00	212.00	6.00	3.61	5.23	0.40	46
MX-067	Assays Pending
MX-068	354.00	355.90	1.90	3.23	11.05	0.77	46
MX-068	361.00	363.30	2.30	1.11	12.96	0.50	25
MX-068	367.00	411.00	44.00	1.97	9.13	0.36	32
includes	367.00	373.50	6.50	1.97	6.34	0.53	45
and	373.50	393.50	20.00	2.76	11.04	0.43	43
and	393.50	400.50	7.00	1.71	3.72	0.27	24
and	400.50	411.00	10.50	0.65	10.83	0.19	8
and	411.00	418.50	7.50	0.57	1.57	0.59	26
also	373.50	380.00	6.50	2.26	17.12	0.28	41
also	380.00	393.50	13.50	3.00	8.11	0.50	44
MX-069	Assays Pending
MX-070	154.00	162.80	8.80	2.68	3.86	0.55	35
includes	154.00	158.30	4.30	4.50	1.14	0.82	57
and	158.30	162.80	4.50	0.94	6.46	0.29	14
MX-070	163.70	165.50	2.30	0.16	0.27	3.28	158

Drill intercepts are estimated to be approximately 70% of the true width

2015 Asheli Drilling Results

HOLE ID	From	To	L (m)	Cu %	Zn %	Au ppm	Ag ppm	previously reported
MX-041	No Significant Values							N
MX-042	No Significant Values							N
MX-043	No Significant Values							N
MX-044	202.20	210.50	8.30	1.44	4.00	0.37	27	Y
includes	204.50	207.00	2.50	1.56	8.51	0.33	27	Y
MX-045	No Significant Values							N
MX-046	No Significant Values							N
MX-047	No Significant Values							N
MX-048	309.80	325.00	15.20	0.44	0.47	0.37	44	N
includes	315.00	317.50	2.50	1.56	1.69	0.72	69	N
MX-049	No Significant Values							N
MX-050	318.00	321.60	3.60	0.12	0.09	2.39	159	N
MX-051	No Significant Values							N
MX-052	242.00	264.90	22.90	2.29	4.50	0.45	37	Y
includes	242.70	250.10	7.40	3.67	8.04	0.68	50	Y
and	255.00	264.90	9.90	1.99	3.38	0.36	39	Y
and	242.70	245.60	2.90	7.92	3.89	1.14	101	Y
and	259.90	261.80	1.90	5.62	2.53	0.37	66	Y
MX-053	No Significant Values							N
MX-054	428.00	429.00	1.00	1.21	0.28	0.05	13	N
MX-055	No Significant Values							N
MX-056	142.10	163.00	20.90	1.26	6.08	0.28	26	Y
includes	142.10	153.00	10.90	1.71	8.51	0.37	35	Y
and	153.00	161.50	8.50	0.84	3.91	0.20	16	Y
MX-057	No Significant Values							N
MX-058	482.20	485.00	2.80	0.40	0.21	0.05	4	N

Drill intercepts are estimated to be approximately 70% of the true width

Figure 1. Asheli Drillhole Location Map

Figure 2. Asheli Long Section

Figure 3. Asheli Section L10380

Figure 4. Asheli Section L10340

2016 - Drill Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Azimuth	Dip
MX-064	319634	1704084	671	272	120	-45
MX-065	319557	1704132	674	419	120	-63
MX-066	319632	1704086	671	350	120	-68
MX-067	319643	1704174	671	350	120	-60
MX-068	319523	1704219	673	500	120	-62
MX-069	319645	1704025	675	200	120	-45
MX-070	319596	1704006	674	266	120	-50
MX-071	319556	1704031	672	in progress	120	-62
MX-072	319501	1704159	674	in progress	120	-62

Note: Collar coordinates are in UTM WGS84 Zone37N

2015 - Drill Collar Locations

HOLE ID	UTM Easting	UTM Northing	Elevation	Depth (m)	Azimuth	Dip
MX-041	319722	1704390	675	350	120	-50
MX-042	319713	1704286	676	350	120	-60
MX-043	319943	1704493	673	299	120	-55
MX-044	319629	1704138	678	335	120	-55
MX-045	320092	1704641	671	143	120	-55
MX-046	319529	1704000	679	291	120	-55
MX-047	320637	1705652	660	164	120	-55
MX-048	319521	1704198	677	410	120	-55
MX-049	319433	1704053	680	428	120	-60
MX-050	319361	1703843	682	440	120	-58
MX-051	319608	1704340	675	440	120	-60
MX-052	319580	1704071	678	356	120	-63
MX-053	319952	1704256	676	215	120	-58
MX-054	319477	1704130	679	503	120	-62
MX-055	320192	1704581	671	128	120	-55
MX-056	319623	1704042	679	209	120	-55
MX-057	319504	1704402	675	620	120	-68
MX-058	319479	1704224	677	637	120	-68

Note: Collar coordinates are in UTM WGS84 Zone37N